UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-38421

BIT DIGITAL, INC.

(Translation of registrant’s name into English)

33 Irving Place, New York ,NY 10003

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

At the Annual General Meeting of Shareholders (the “AGM”) of Bit Digital, Inc. (the “Company”) held on April 20, 2021, the Company’s shareholders approved: (i) the adoption of the Bit Digital, Inc. Omnibus Equity Incentive Plan (the “Plan”); (ii) the adoption of a new preference share class; and (iii) an Amended and Restated Memorandum and Articles of Association. The Agreements set forth as (ii) and (iii), as filed in the Cayman Islands, are being filed as exhibits to this Form 6-K.

Exhibit Index	Description

1.1	Amended and Restated Memorandum and Articles of Association
2.1	2021 Omnibus Equity Incentive Plan
2.2	Form of Restricted Stock Award
2.3	Preference Share Class

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit Digital, Inc.
(Registrant)

By:	/s/ Erke Huang
Name:	Erke Huang
Title:	Chief Financial Officer

Date: May 18, 2021